FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014
Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

May 2, 2014

Sony Corporation

Japan Industrial Partners, Inc.

Sony and Japan Industrial Partners’ Special Purpose Company
Sign Definitive Agreements for the Sale of PC Business

Tokyo, Japan, May 2, 2014 – Sony Corporation (Sony) and Japan Industrial Partners, Inc. (JIP) today announced that Sony and a special purpose company to be invested by Japan Industrial Partners IV Investment Limited Partnership which is controlled and operated by JIP (SPC) have entered into definitive and legally-binding agreements regarding the sale to SPC of Sony’s PC business operated under the VAIO brand (the “Sale”). Pursuant to these agreements, Sony’s PC business operated in Japan under the VAIO brand and certain related assets will be transferred to SPC. The parties are targeting July 1, 2014 for the completion of the Sale. As announced on February 6, 2014, while Sony will discontinue the sale of PC products after the Spring 2014 lineup in all countries where Sony has been selling the PC products, Sony’s customers will continue to receive aftercare customer services even after Sony’s withdrawal from the PC business.

Outline of New Company (SPC) as currently planned

(1) Start of business:	Scheduled for July 1, 2014
(2) Name:	VAIO Corporation
(3) Location:	5432 Toyoshina, Azumino-shi, Nagano, Japan
(4) Capital:	1,000 million yen
(5) Ownership:	JIP 95%, Sony 5% (following completion of the Sale)
(6) Representative:	Takayuki Sekitori, Representative Director and President
(7) Business activities:	Planning, design, development, manufacturing and sale of PCs and related products
(8) Number of employees:	Approximately 240

The Sale is not anticipated to have an impact on Sony’s forecast of the consolidated financial results for the fiscal year ended March 31, 2014, which was announced on May 1, 2014. Sony is currently evaluating a total amount of costs expected to be incurred in the fiscal year ending March 31, 2015 relating to exiting its PC business, including the impact of the Sale. Sony plans to announce the total amount of expected costs in its FY2013 annual earnings announcement scheduled to be made on May 14, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/Kenichiro Yoshida
(Signature) Kenichiro Yoshida Executive Vice President and Chief Financial Officer

May 2, 2014